UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

SONESTA INTERNATIONAL HOTELS CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.80 PER SHARE

(Title or Class of Securities)

835438409 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835438409	13G/A	Page 2 of 10

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 739,812 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 739,812 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,812
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0% (FN1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — Limited Liability Company

(FN1)	As of January 6, 2006, each of Mercury Real Estate Advisors LLC, David R. Jarvis and Malcolm F. MacLean IV beneficially owned 736,312 shares of Common Stock of the Issuer (as defined herein), representing 19.9% of the outstanding shares of Common Stock of the Issuer.

CUSIP No. 835438409	13G/A	Page 3 of 10

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Mercury Special Situations Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 298,457 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 298,457 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,457
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 835438409	13G/A	Page 4 of 10

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Mercury Special Situations Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 268,685 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 268,685 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,685
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 835438409	13G/A	Page 5 of 10

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 739,812 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 739,812 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,812
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0% (FN1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 835438409	13G/A	Page 6 of 10

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 739,812 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 739,812 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,812
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0% (FN1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 835438409	13G/A	Page 7 of 10

ITEM 1	(a).	NAME OF ISSUER:

The name of the issuer is Sonesta International Hotels Corporation (the “Issuer”).

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Issuer’s principal executive office is located at 116 Huntington Avenue, Boston, MA 02116.

ITEM 2	(a).	NAME OF PERSON FILING:

This Schedule 13G is being jointly filed by:

(i)      Mercury Real Estate Advisors LLC, a Delaware limited liability company and registered investment adviser (“Mercury Advisors”), with respect to the shares of Common Stock (as defined below) of the Issuer held by Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund, Silvercrest Real Estate Fund (International), Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd. and Silvercreek SAV LLC (collectively, the “Funds”), of which Mercury Advisors is the investment adviser. Mercury Advisors has investment discretion with respect to the shares of Common Stock of the Issuer held by the Funds. Messrs. Jarvis and MacLean are the Managing Members of Mercury Advisors.

(ii) Mercury Special Situations Fund LP, with respect to shares of Common Stock of the Issuer that it holds directly.

(iii) Mercury Special Situations Offshore Fund, Ltd., with respect to shares of Common Stock of the Issuer that it holds directly.

(iv) David R. Jarvis, a Managing Member of Mercury Advisors, with respect to the shares of Common Stock of the Issuer held by the Funds.

(v) Malcolm F. MacLean IV, a Managing Member of Mercury Advisors, with respect to the shares of Common Stock of the Issuer held by the Funds.

ITEM 2	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 100 Field Point Road Greenwich, CT 06830

ITEM 2	(c)	CITIZENSHIP:

(i) Mercury Real Estate Advisors LLC is a Delaware limited liability company.

(ii) Mercury Special Situations Fund LP is a Delaware limited partnership.

(iii) Mercury Special Situations Offshore Fund, Ltd is a British Virgin Islands company.

(iv) Mr. Jarvis is a United States citizen.

(v) Mr. MacLean is a United States citizen.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES: Class A Common Stock, par value $0.80 per share (the “Common Stock”)

ITEM 2	(e).	CUSIP NUMBER: 835438409

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).*

	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 835438409	13G/A	Page 8 of 10

ITEM 4.	OWNERSHIP: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Mercury Real Estate Advisors LLC:

	(a)	Amount beneficially owned: 739,812 shares

	(b)	Percent of class: 20.0% (FN1)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 739,812 shares

		(ii)	Shared power to vote or direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 739,812 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

David R. Jarvis:

	(a)	Amount beneficially owned: 739,812 shares

	(b)	Percent of class: 20.0% (FN1)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 739,812 shares

		(ii)	Shared power to vote or direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 739,812 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

Malcolm F. MacLean IV:

	(a)	Amount beneficially owned: 739,812 shares

	(b)	Percent of class: 20.0% (FN1)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 739,812 shares

		(ii)	Shared power to vote or direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 739,812 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

Mercury Special Situations Fund LP:

	(a)	Amount beneficially owned: 298,457 shares

	(b)	Percent of class: 8.1%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 298,457 shares

		(ii)	Shared power to vote or direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 298,457 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

Mercury Special Situations Offshore Fund, Ltd.:

	(a)	Amount beneficially owned: 268,685 shares

	(b)	Percent of class: 7.3%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 268,685 shares

		(ii)	Shared power to vote or direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 268,685 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: See Items 2(a) and 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.

ITEM 10.

CERTIFICATION:

By signing below, each of the undersigned certify that, to the best of the undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 835438409	13G/A	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Managing Member

MERCURY SPECIAL SITUATIONS FUND LP

By:	Mercury Securities II LLC, its General Partner

By:	/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Managing Member

MERCURY SPECIAL SITUATIONS OFFSHORE FUND, LTD.

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Director

/s/ David R. Jarvis
David R. Jarvis, an individual

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, an individual

CUSIP No. 835438409	13G/A	Page 10 of 10

EXHIBIT INDEX

Exhibit 1.         Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

*	Filed with the Schedule 13G/A on April 4, 2005.